June 12, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Kluck, Branch Chief

Beth Frohlichstein

Wilson Lee

Kevin Woody

Re:	DDR Corp.

  Form 10-K for the fiscal year ended December 31, 2012

  Filed March 1, 2013

  File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the follow up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 31, 2013 (the “Comment Letter”), with respect to the Company’s Form 10-Q for the quarterly period ended March 31, 2013 (the “2013 Form 10-Q”), filed May 10, 2013.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Development Opportunities, page 46

1.

We note your response to comment 4 from our comment letter dated April 29, 2013 and the related disclosures included on page 47 of your Form 10-Q for the quarterly period ended March 31, 2013 in the “Developments and Redevelopments (Wholly-Owned and Consolidated Joint Ventures)” and “Development and Redevelopments (Unconsolidated Joint Ventures)” sections. In future periodic reports, in addition to the estimated net costs you have identified, please also disclose the total estimated cost for each of the projects. With regard to your redevelopment projects in the “Developments and Redevelopments (Wholly-Owned and Consolidated Joint Ventures)” section, please also

United States Securities and Exchange Commission

Division of Corporation Finance

include disclosure regarding each material project with a completion date beyond 2014 in future periodic reports.

Response:

We will expand our disclosure in future periodic filings to include the gross total estimated cost for each of the significant projects. To the extent the Company has development or redevelopment projects with a completion date beyond 2014 (or more than 12-24 months from the applicable project commitment date), we will include the appropriate disclosure in future periodic filings.

**********

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453.

Very truly yours,

/s/ David J. Oakes

David J. Oakes President & Chief Financial Officer

cc:	Christa A. Vesy, Executive Vice President

and Chief Accounting Officer